Lowenstein Sandler

ATTORNEYS AT LAW

FACSIMILE COVER SHEET

From: **STEVEN E. SIESSER**

Lowenstein Sandler PC

1251 Avenue of the Americas New York, New York 10020

DATE **OCTOBER 27, 2009**

Tel: 212-204-8688   Fax: 973-597-2507 E-Mail:

To MS. JULIE RIZZO

Facsimile no.: 703-813-6967
Voice no.:

To: Mr. Jaime R.

Facsimile no.:
voice no.:

To:

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To:

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Total Pages (with cover): THREE (thirty three)

Client ID/Matter # 22579 / 2

If you have any trouble with this transmittal, please call 212 262 6700 ext.

10/27/2009.DOCNO.DOCVER

Lowenstein Sandler

ATTORNEYS AT LAW

Steven E. Siesser
Member of the Firm

Tel 212 204 8688
Fax 973 597 2507
ssiesser@lowenstein.com

October 27, 2009

Via Facsimile 202.772.9202

Ms. Linda Cvrkel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Cambium-Voyager Holdings, Inc.**
      Amendment No. 2 to Registration Statement on Form S-4
      File No. 333-161075

Dear Ms. Cvrkel:

In follow up to our telephone conversation yesterday afternoon, on behalf of Cambium-Voyager Holdings, Inc., we hereby submit a response to comment number 47 of the Staff of the Division of Corporation Finance of the Commission contained in the letter (the "**Comment Letter**") from Ms. Amanda Ravitz, dated October 23, 2009. While we are providing a more comprehensive response to the entire Comment Letter, you have permitted us to submit this response to comment number 47, in order that we may resolve this one comment in advance of the upcoming filing of Amendment No. 2 to the Registration Statement on Form S-4, which filing will attempt to address the remaining comments contained in the Comment Letter.

We reiterate our appreciation for your time on the telephone with us yesterday, and for your assistance with this comment. Please let us know when you are available to discuss this submission further, as we will make ourselves available to you.

Very truly yours,

Steven E. Siesser

enclosures

Lowenstein Sandler PC   www.lowenstein.com

1251 Avenue of the Americas New York, NY 10020 Tel 212 262 6700 Fax 212 262 7402   New York Palo Alto Roseland

Ms. Linda Cvrkel
October 27, 2009
Page 2

cc: U.S. Securities and Exchange Commission
       Ms. Julie Rizzo (via facsimile 703.813.6967, w/o encl.)

       Cambium-Voyager Holdings, Inc.
       Mr. Scott J. Troeller (via email, w/o encl.)

       Lowenstein Sandler PC
       Peter H. Ehrenberg, Esq. (via email, w/o encl.)

       Voyager Learning Company
       Mr. Bradley C. Almond (via email, w/o encl.)

       Perkins Coie LLP
       John R. Thomas, Esq. (via email, w/o encl.)

Lowenstein
Sandler
ATTORNEYS AT LAW